DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

Certificate of Amendment

The undersigned, Vice President of Dreyfus Government Cash Management Funds (the "Trust"), a trust with transferrable shares of the type commonly called a Massachusetts business trust, does hereby certify to the Secretary of State of the Commonwealth of Massachusetts that, pursuant to Article IX, Section 9, of the Trust's Amended and Restated Agreement and Declaration of Trust dated January 6, 1994 (the "Declaration of Trust") and by the affirmative vote of a majority of the Trustees of the Trust at a meeting duly called and held on April 7, 2016, the Declaration of Trust is amended to provide that the name of the following series of the Trust, as previously established and designated, is changed as follows:

Old Name of Series	New Name of Series

Dreyfus Government Prime Cash Management	Dreyfus Government Securities Cash Management

This Certificate of Amendment to the Declaration of Trust shall become effective on April 15, 2016.

                                                                         /s/ Maureen E. Kane_________
                                                                                     Maureen E. Kane, Vice President

Dated:  April 7, 2016

STATE OF NEW YORK      )

                                                :  ss.:

COUNTY OF NEW YORK  )

On this 7th day of April, 2016, before me personally came Maureen E. Kane, to me personally known, who, being by me duly sworn, did say that she is a Vice President of the above-referenced Trust and who duly acknowledged to me that she had executed the foregoing instrument as her free act and deed on behalf of the Trust.

/s/ Loretta Johnston_____

Notary Public